Exhibit (e)

Highland Global Allocation Fund

Dividend Reinvestment Plan

1.	TERMS AND CONDITIONS

Pursuant to this Automatic Dividend Reinvestment Plan (the “Plan”) of the undersigned Highland Global Allocation Fund (the “Trust”), unless a holder (a “Shareholder”) of the Trust’s common shares of beneficial interest (the “Common Shares”) otherwise elects, all dividends and distributions (collectively referred to as “dividends”) on such Shareholder’s Common Shares will be automatically reinvested by Global Shares, as agent for Shareholders in administering the Plan (the “Plan Agent”), in the open market at prevailing market prices. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by American Stock Transfer and Trust Company LLC as the dividend disbursing agent (the “Dividend Disbursing Agent”). Participants may elect not to participate in the Plan and to receive all dividends and distributions in cash by sending written instructions to the Dividend Disbursing Agent, at the address set forth below in section 5. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution.

The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder’s Common Shares are registered. Whenever the Trust declares a dividend payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in newly issued Common Shares. Newly issued Common Shares will be issued based upon the share price at the close of regular trading on the New York Stock Exchange (the “NYSE”) on the date the dividend is paid (the “Payment Date”). The Trust will issue the Common Shares to the Plan Agent for the participants’ accounts.

If, as of the close of regular trading on the NYSE on the Payment Date for any dividend, the market price per Common Share plus estimated brokerage commissions is greater than the net asset value per Common Share (such condition being referred to herein as “market premium”), the number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per Common Share on the Payment Date.

If, as of the close of regular trading on the NYSE on the Payment Date for any dividend, the net asset value per Common Share is greater than the market value per Common Share (such condition being referred to herein as “market discount”), the number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the market value per Common Share as of the close of regular trading on the NYSE on the Payment Date.

The Plan Agent will maintain all Shareholders’ accounts in the Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to Common Shares issued directly by the Trust. Participants who request a sale of shares through the Plan Agent pay a brokerage commission of $0.4 per share sold.

For the avoidance of doubt, no Common Shares will be issued under the Plan under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.

For more information regarding the Plan, please visit the Plan Agent’s website at https://www.astfinancial.com/contact-us.

2.	VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

3.	TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. Accordingly, any taxable dividends received by a participant that is reinvested in additional Common Shares will be subject to federal (and possibly state and local) income tax even though such participant will not receive a corresponding amount of cash with which to pay such taxes.

4.	AMENDMENT OF THE PLAN

The Plan may be amended or terminated by the Trust. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.

5.	INQUIRIES REGARDING THE PLAN

All correspondence concerning the Plan should be directed to the Plan Agent

For transaction processing: Maxim Group LLC New York, New York 405 Lexington Avenue 2nd Floor, New York, 10174	For inquires: Global Shares 111 Town Square Place, Suite 1401, Jersey City, NJ 07310 732-256-1005

6.	APPLICABLE LAW

These terms and conditions shall be governed by the laws of the Commonwealth of Massachusetts without regard to its conflicts of laws provisions.

None of the Trust, Highland Capital Management Fund Advisors, L. P. (the Trust’s investment adviser) or the Plan Administrator shall be liable for any act performed in good faith or for any good faith omission to act or failure to act, including, without limitation, any claim of liability (i) arising out of failure to terminate a participant’s account, sell shares held in the Plan, deposit certificates or direct registration shares or invest dividends; (ii) with respect to the prices at which shares are purchased or sold for the participant’s account and the time such purchases or sales are made. Neither the Trust nor the Plan Administrator will be liable for any claims made more than 30 days after any instructions to purchase or sell shares was given.

Effective February [    ], 2019